Exhibit 99.1

MEDIA CONTACT:	IR CONTACT:	FOR IMMEDIATE RELEASE

Karen Fenwick	Kate Robertson	August 3, 2021
Direct: +44 (0) 1740 608076	Direct: +1 (832) 663-4656

Venator Announces Second Quarter 2021 Results;

Sees Strong Demand Environment Across the Business

Second Quarter 2021 Highlights

•	Net loss attributable to Venator of $23 million compared to $19 million in the prior year period

•	Adjusted EBITDA of $43 million compared to $37 million in the prior year period

•	Net cash provided by operating activities of $10 million and free cash flow of $4 million

•	Diluted loss per share of $0.21 and adjusted diluted earnings per share of $0.00

•	Compared to the first quarter of 2021, average TiO2 selling prices increased 4% in local currency

•	Greatham, UK TiO2 facility is fully operational following completion of maintenance activities

•	Completed sale of Water Treatment business to Feralco Group for approximately $6 million cash

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
(In millions, except per share amounts)	2021	2020	2021	2021	2020
Revenues	$567	$456	$553	$1,120	$988

Net loss attributable to Venator	$(23)	$(19)	$(21)	$(44)	$(12)
Adjusted net (loss) income attributable to Venator(1)	$—	$(3)	$1	$1	$9
Adjusted EBITDA(1)	$43	$37	$49	$92	$94

Diluted loss earnings per share (4)	$(0.21)	$(0.18)	$(0.20)	$(0.41)	$(0.11)
Adjusted diluted (loss) earnings per share(1)	$—	$(0.03)	$0.01	$0.01	$0.08

Net cash provided by (used in) operating activities	$10	$38	$(15)	$(5)	$(20)
Free cash flow(3)	$4	$18	$(30)	$(26)	$(67)

See end of press release for footnote explanations

WYNYARD, UK - Venator Materials PLC (“Venator”) (NYSE: VNTR) today reported second quarter 2021 results with revenues of $567 million, net loss attributable to Venator of $23 million, adjusted net loss attributable to Venator of $0 million and adjusted EBITDA of $43 million.

Simon Turner, President and CEO of Venator, commented:

“Strong global demand continued throughout the quarter and across our businesses. TiO2 fundamentals are trending progressively favorable, enabling us to increase selling prices and offset raw material, energy and shipping inflation. In the second quarter, average TiO2 selling prices increased 4% in local currency compared to the first quarter. During the second quarter we performed essential maintenance on part of our TiO2 facility in Greatham, UK which limited our sales volume and increased our costs. The maintenance has been successfully completed and the facility is fully operational.

“Performance Additives continues to deliver strong results and we see additional opportunities for long term EBITDA improvement. Our strategy is on track: we are generating savings across the business from our 2020 business improvement program, reducing our cash uses and optimizing our product portfolio.”

Segment Analysis for 2Q21 Compared to 2Q20

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $415 million for the three months ended June 30, 2021, an increase of $77 million, or 23%, compared to the same period in 2020. The increase was primarily due to a 13% increase in TiO2 sales volumes driven by increased demand in the second quarter of 2021 compared to the same period in the prior year, which was impacted by the COVID-19 pandemic, a 7% favorable impact from foreign currency translation, primarily as a result of the Euro strengthening against the U.S. Dollar, and a 3% increase in average local currency selling prices. The increase in sales volumes is net of the impact of a temporary shutdown of a portion of our Greatham manufacturing facility during the quarter for essential maintenance.

Adjusted EBITDA for the Titanium Dioxide segment was $36 million for the three months ended June 30, 2021, an increase of $1 million, or 3%, compared to the same period in 2020. The increase was primarily attributable to an increase in sales volumes, improvements in selling price, and a net benefit from foreign currency translation compared to the prior year period and $4 million of savings from our 2020 business improvement program. These favorable variances were partially offset by $18 million of higher costs attributable to energy, raw material, shipping, maintenance and lower plant utilization as a result of the temporary shutdown of a portion of our Greatham manufacturing facility and the impact of $2 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

Performance Additives

The Performance Additives segment generated revenues of $152 million for the three months ended June 30, 2021, an increase of $34 million, or 29%, compared to the same period in 2020. The increase was primarily attributable to a 10% increase in sales volumes driven by increased demand across all of our businesses in the second quarter of 2021 compared to the same period in the prior year, which was impacted by the COVID-19 pandemic, a 12% favorable impact of mix and other, a 6% favorable impact of foreign currency translation, primarily as a result of the Euro strengthening against the U.S. Dollar, and a 1% increase in local currency selling price.

Adjusted EBITDA for the Performance Additives segment was $18 million for the three months ended June 30, 2021, an increase of $5 million, or 38%, compared to the same period in 2020. The increase was primarily attributable to the increase in sales volumes and the impact of product mix during the period, and a $2 million impact as a result of the savings from our 2020 business improvement program, and a net benefit from foreign currency translation compared to the prior year period, partially offset by higher energy, raw material and shipping costs and the impact of $1 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $11 million in the three months ended June 30, 2021 and 2020, each. The current year amount includes a benefit from our 2020 business improvement program and a favorable impact of foreign exchange rates. This favorable variance offsets the adverse impact of $4 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

Tax Items

We recorded income tax expense of $5 million and $2 million for the three months ended June 30, 2021 and June 30, 2020 respectively. Our adjusted effective tax rate was 35% for both the three months ended June 30, 2021 and the same period in 2020.

Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions and valuation allowances in certain jurisdictions in which we operate. In 2021, we expect to see an adjusted effective tax rate of approximately 35%. We continue to expect our adjusted effective tax rate in the long-term will be approximately 15% to 20%.

Liquidity and Capital Resources

As of June 30, 2021, we had $421 million of total liquidity. This includes cash and cash equivalents of $182 million and $239 million of availability under our existing asset-based revolving credit facility. At the end of the second quarter, net debt was $772 million compared to $737 million as of December 31, 2020.

Year to date, capital expenditures totaled $27 million, including $15 million in the second quarter of 2021. We expect total capital expenditures in 2021 to be approximately $75 million to $85 million.

Earnings Conference Call Information

We will hold a conference call to discuss our second quarter 2021 results on Tuesday, August 3, 2021 at 8:00 a.m. ET.

Call-in numbers for the conference call:
U.S. participants	1-833-366-1118
International participants	1-412-902-6770
(No passcode required)

In order to facilitate the registration process, you may use the following link to pre-register for the conference call. Callers who pre-register will be given a unique PIN and separate call-in number to gain immediate access to the call and bypass the live operator. To pre-register, please go to:

https://dpregister.com/sreg/10157223/e9199912ea

Webcast Information

The conference call will be available via webcast and can be accessed from the company’s website at venatorcorp.com/investor-relations.

Replay Information

The conference call will be available for replay beginning August 3, 2021 and ending August 10, 2021.

Call-in numbers for the replay:
U.S. participants	1-877-344-7529
International participants	1-412-317-0088
Passcode	10157223

Upcoming Conferences

During the third quarter of 2021, a member of management is expected to present at Jefferies Virtual Industrials Conference August 4, 2021, UBS Chemicals Virtual Conference on September 8, 2021 and RBC Capital Markets Global Industrials Conference on September 9, 2021. A webcast of the presentations, if applicable, along with accompanying materials will be available at venatorcorp.com/investor-relations.

Table 1 — Results of Operations

	Three months ended		Six months ended
	June 30,		June 30,
(In millions, except per share amounts)	2021	2020	2021	2020
Revenues	$567	$456	$1,120	$988
Cost of goods sold	518	411	1,018	882
Operating expenses	43	46	87	88
Restructuring, impairment and plant closing and transition costs	11	5	25	12
Operating (loss) income	(5)	(6)	(10)	6
Interest expense, net	(14)	(12)	(29)	(22)
Other income	2	3	7	7
Loss before income taxes	(17)	(15)	(32)	(9)
Income tax (expense) benefit	(5)	(2)	(10)	—
Net loss	(22)	(17)	(42)	(9)
Net income attributable to noncontrolling interests	(1)	(2)	(2)	(3)
Net loss attributable to Venator	$(23)	$(19)	$(44)	$(12)

Adjusted EBITDA(1)	$43	$37	$92	$94
Adjusted net (loss) income(1)	$—	$(3)	$1	$9

Basic loss per share	$(0.21)	$(0.18)	$(0.41)	$(0.11)
Diluted loss per share(4)	$(0.21)	$(0.18)	$(0.41)	$(0.11)
Adjusted (loss) earnings per share(1)	$—	$(0.03)	$0.01	$0.08
Adjusted diluted (loss) earnings per share(1)	$—	$(0.03)	$0.01	$0.08

Ordinary share information:
Basic shares outstanding	107.3	106.7	107.2	106.7
Diluted shares(4)	108.1	106.7	107.7	106.7

See end of press release for footnote explanations

Table 2 — Results of Operations by Segment

	Three months ended			Six months ended
	June 30,		Favorable /	June 30,		Favorable /
(In millions)	2021	2020	(Unfavorable)	2021	2020	(Unfavorable)
Segment Revenues:
Titanium Dioxide	$415	$338	23%	$829	$740	12%
Performance Additives	152	118	29%	291	248	17%
Total	$567	$456	24%	$1,120	$988	13%

Segment Adjusted EBITDA(1):
Titanium Dioxide	$36	$35	3%	$76	$81	(6)%
Performance Additives	18	13	38%	41	35	17%
Corporate and other	(11)	(11)	—%	(25)	(22)	(14)%
Total	$43	$37	16%	$92	$94	(2)%

See end of press release for footnote explanations

Table 3 — Factors Impacting Sales Revenue

	Three months ended
	June 30, 2021 vs. 2020(a)
	Average Selling Price(b)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(c)	Total
Titanium Dioxide	3%	7%	—%	13%	23%
Performance Additives	1%	6%	12%	10%	29%
Total Company	2%	6%	3%	13%	24%

	Six months ended
	June 30, 2021 vs. 2020(a)
	Average Selling Price(b)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(c)	Total
Titanium Dioxide	1%	6%	—%	5%	12%
Performance Additives	1%	5%	6%	5%	17%
Total Company	1%	6%	1%	5%	13%

(a)	Includes water treatment business

(b)	Excludes revenues from tolling arrangements, by-products and raw materials

(c)	Excludes sales volumes of by-products and raw materials

Table 4 — Reconciliation of U.S. GAAP to Non-GAAP Measures

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share(1)(4)
	Three months ended		Three months ended		Three months ended
	June 30,		June 30,		June 30,
(In millions, except per share amounts)	2021	2020	2021	2020	2021	2020
Net loss	$(22)	$(17)	$(22)	$(17)	$(0.20)	$(0.15)
Net income attributable to noncontrolling interests	(1)	(2)	(1)	(2)	(0.01)	(0.03)
Net loss attributable to Venator	(23)	(19)	(23)	(19)	(0.21)	(0.18)
Interest expense, net	14	12
Income tax expense	5	2
Depreciation and amortization	29	28
Loss on disposal of businesses/assets	2	—	2	—	0.02	—
Certain legal expenses/settlements	—	3	—	3	—	0.03
Amortization of pension and postretirement actuarial losses	3	4	3	4	0.03	0.04
Net plant incident costs	2	2	2	2	0.02	0.02
Restructuring, impairment, plant closing and transition costs	11	5	11	5	0.10	0.04
Income tax adjustments(2)	—	—	5	2	0.05	0.01
Adjusted(1)	$43	$37	$—	$(3)	$—	$(0.03)

Adjusted income tax expense(2)			$—	$—
Net income attributable to noncontrolling interests, net of tax			1	2
Adjusted pre-tax income			$1	$(1)
Adjusted effective tax rate			35%	35%

	EBITDA	Net Income (Loss)	Diluted Earnings (Loss) Per Share(1)
	Three months ended March 31,	Three months ended March 31,	Three months ended March 31,
(In millions, except per share amounts)	2021	2021	2021
Net loss	$(20)	$(20)	$(0.18)
Net income attributable to noncontrolling interests	(1)	(1)	(0.01)
Net loss attributable to Venator	(21)	(21)	(0.19)
Interest expense, net	15
Income tax expense	5
Depreciation and amortization	31
Certain legal expenses/settlements	1	1	0.01
Amortization of pension and postretirement actuarial losses	3	3	0.03
Net plant incident costs	1	1	0.01
Restructuring, impairment, plant closing and transition costs	14	14	0.13
Income tax adjustments(2)	—	3	0.03
Adjusted(1)	$49	$1	$0.01

Adjusted income tax expense(2)		$2
Net income attributable to noncontrolling interests, net of tax		1
Adjusted pre-tax loss		$4
Adjusted effective tax rate		35%

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share(1)(4)
	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,
(In millions, except per share amounts)	2021	2020	2021	2020	2021	2020
Net loss	$(42)	$(9)	$(42)	$(9)	$(0.39)	$(0.08)
Net income attributable to noncontrolling interests	(2)	(3)	(2)	(3)	(0.02)	(0.03)
Net loss attributable to Venator	(44)	(12)	(44)	(12)	(0.41)	(0.11)
Interest expense, net	29	22
Income tax expense	10	—
Depreciation and amortization	60	56
Business acquisition and integration adjustments	—	1	—	1	—	0.01
Loss on disposal of businesses/assets	2	2	2	2	0.02	0.02
Certain legal expenses/settlements	1	3	1	3	0.01	0.03
Amortization of pension and postretirement actuarial losses	6	7	6	7	0.06	0.07
Net plant incident costs	3	3	3	3	0.03	0.03
Restructuring, impairment, plant closing and transition costs	25	12	25	12	0.24	0.11
Income tax adjustments(2)	—	—	8	(7)	0.07	(0.07)
Adjusted(1)	$92	$94	$1	$9	$0.01	$0.08

Adjusted income tax expense(2)			$2	$7
Net income attributable to noncontrolling interests, net of tax			2	3
Adjusted pre-tax income			$5	$19
Adjusted effective tax rate			35%	35%

See end of press release for footnote explanations

Table 5 — Selected Balance Sheet Items

	June 30,	December 31,
(In millions)	2021	2020
Cash and cash equivalents	$182	$220
Accounts and notes receivable, net	401	324
Inventories	420	440
Prepaid expenses and other current assets	62	73
Property, plant and equipment, net	893	947
Other assets	374	353
Total assets	$2,332	$2,357

Accounts payable	$302	$262
Other current liabilities	127	126
Current portion of debt	5	7
Long-term debt	949	950
Non-current payable to affiliates	17	17
Other non-current liabilities	344	371
Total equity	588	624
Total liabilities and equity	$2,332	$2,357

Table 6 — Outstanding Debt

	June 30,	December 31,
(In millions)	2021	2020
Debt:
Term Loan Facility	$357	$359
Senior Secured Notes	216	215
Senior Unsecured Notes	372	372
Other debt	9	11
Total debt - excluding affiliates	954	957
Total cash	182	220
Net debt - excluding affiliates	$772	$737

Table 7 — Summarized Statement of Cash Flows

	Three months ended		Six months ended
	June 30,		June 30,
(In millions)	2021	2020	2021	2020
Total cash at beginning of period	$187	$25	$220	$55
Net cash provided by (used in) operating activities	10	38	(5)	(20)
Net cash used in investing activities	(6)	(20)	(21)	(47)
Net cash (used in) provided by financing activities	(9)	144	(11)	200
Effect of exchange rate changes on cash	—	1	(1)	—
Total cash at end of period	$182	$188	$182	$188
Supplemental cash flow information:
Cash paid for interest	$(3)	$(4)	$(31)	$(18)
Cash paid for income taxes	(4)	—	(4)	—
Capital expenditures	(15)	(16)	(27)	(47)
Depreciation and amortization	29	28	60	56

Changes in primary working capital:
Accounts receivable	(31)	49	(81)	(13)
Inventories	20	13	13	22
Accounts payable	(2)	(47)	45	(67)
Total cash (used in) provided by primary working capital	$(13)	$15	$(23)	$(58)

	Three months ended		Six months ended
	June 30,		June 30,
(In millions)	2021	2020	2021	2020
Free cash flow(3):
Net cash provided by (used in) operating activities	$10	$38	$(5)	$(20)
Capital expenditures	(15)	(16)	(27)	(47)
Other investing activities	9	(4)	6	—
Total free cash flow(3)	$4	$18	$(26)	$(67)

Adjusted EBITDA(1)	$43	$37	$92	$94
Capital expenditures excluding cash paid for Pori rebuild	(15)	(16)	(27)	(30)
Cash paid for interest	(3)	(4)	(31)	(18)
Cash paid for income taxes	(4)	—	(4)	—
Primary working capital change	(13)	15	(23)	(58)
Restructuring	(2)	(1)	(5)	(4)
Pension & other	1	(8)	(21)	(50)
Net cash flows associated with Pori	(3)	(5)	(7)	(1)
Total free cash flow(3)	$4	$18	$(26)	$(67)

See end of press release for numbered footnote explanations

Footnotes

(1)	Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expense/adjustments; (b) loss/gain on disposition of businesses/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income/loss attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of businesses/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs/credits. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income (loss) and adjusted net income (loss) per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as adjusted EBITDA as documented above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(2)	Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(3)	Management internally uses a free cash flow measure: (a) to evaluate the Company’s liquidity, (b) to evaluate strategic investments, (c) to evaluate the Company’s ability to incur and service debt. Free cash flow is not a defined term under U.S. GAAP, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The Company defines free cash flow as cash flows provided by (used in) operating activities from continuing operations and used in investing activities. Free cash flow is typically derived directly from the Company’s consolidated statement of cash flows; however, it may be adjusted for items that affect comparability between periods. Free cash flow is presented as supplemental information.

(4)	The potentially dilutive impact of share-based awards was excluded from the calculation of earnings per share for the three months and six months ended June 30, 2021 because there is an anti-dilutive effect as we are in a net loss position.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. We operate 21 facilities, employ approximately 3,600 associates worldwide and sell our products in more than 120 countries.

Social Media:

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements represent Venator’s expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including the impacts and duration of the global outbreak of the COVID-19 pandemic, including the Delta variant and other variants, on the global economy and all aspects of our business, including our employees, customers, suppliers, partners, results of operations, financial condition and liquidity, global economic conditions, our ability to maintain sufficient working capital, our ability to access capital markets on favorable terms, our ability to transfer business from our Pori, Finland manufacturing facility to other sites in our manufacturing network, the costs associated with such transfer and the closure of our Pori facility, our ability to realize financial and operational benefits from our business improvement plans and initiatives, changes in raw material and energy prices, or interruptions in raw materials and energy, including the interruption of feedstock supply due to political unrest in South Africa, industry production capacity and operating rates, the supply demand balance for our products and that of competing products, pricing pressures, technological developments, legal claims by or against us, changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU, the impacts of climate change and increasing climate change regulations, geopolitical events, cyberattacks and public health crises.

Any forward looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward looking statements, you should keep in mind the risk factors and other cautionary statements in Venator’s filings with the US Securities and Exchange Commission, including Venator's Annual Reports on Form 10-K for the year ended December 31, 2020, its Quarterly Report for the quarter ended March 31, 2021 and its quarterly report on Form 6-K for the quarter ended June 30, 2021. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward looking statement.